Exhibit 8.1

SUBSIDIARIES OF THE COMPANY

Subsidiary Name	Jurisdiction of Incorporation/Formation

Oasmia Pharmaceutical, Inc.	State of Nevada

Oasmia Incentive AB (former Oasmia Animal Health AB)	Sweden

Qdoxx Pharma AB	Sweden

Oasmia Pharmaceutical Asian Pacific, Ltd	Hongkong